CUSIP No. 800013104	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SANDERSON FARMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

800013104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013104	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS SANDERSON FARMS, INC. AND AFFILIATES EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable
NUMBER OF SHARES OWNED BY EACH PERSON WITH:	(5) SOLE VOTING POWER 13,810.9201
(6) SHARED VOTING POWER 1,489,039.0243
(7) SOLE DISPOSITIVE POWER 13,810.9201
(8) SHARED DISPOSITIVE POWER 1,489,039.0243
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,849.9444
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 800013104	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Sanderson Farms, Inc. (The “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

127 Flynt Road Post Office Box 988 Laurel, Mississippi 39443.

Item 2(a). Name of Persons Filing:

Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan and Trust.

Item 2(b). Address of Principal Business Office or, if none, Residence:

c/o Charles Schwab Bank, Trustee

Business Trust Division

211 Main Street, 14th Floor

San Francisco, CA 94105

Item 2(c). Citizenship:

Not Applicable.

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share.

Item 2(e). Cusip Number:

800013104

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f) ☒	An employee benefit plan or endowment fund in accordance with § 240.13(d)-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13(d)-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13(d)-1(b)(1)(ii)(J);

(j) ☐	Group, in accordance with § 240.13(d)-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 800013104	Page 4 of 5 Pages

Item 4. Ownership:

The paragraphs below set forth information for the reporting person as of the date of filing of this report with respect to the following:

(a)	amount beneficially owned;

(b)	percent of class; and

(c)	number of shares as to which such person has: (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; (iv) shared power to dispose or to direct the disposition.

See page 2, Items 5 through 11.

This statement is filed on behalf of the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan (the “ESOP”). As of December 31, 2017, the ESOP held 1,502,849.9444 shares of common stock of the Company, representing approximately 6.6% of the Company’s outstanding common stock. Of those shares, 1,489,039.0243 were allocated to participant accounts and 13,810.9201 were unallocated. Charles Schwab Bank, in its capacity as trustee of the ESOP (the “Trustee”), may be deemed to beneficially own, under applicable regulations of the Securities and Exchange Commission, the 1,502,849.9444 shares of common stock held by the ESOP. Under the terms of the ESOP, the Trustee must vote shares allocated to participant accounts in accordance with the directions received from the participants. With respect to unallocated shares and shares for which the Trustee does not receive timely and proper voting directions from participants, the trustee must vote in the same proportion, for and against propositions submitted to the vote of the shareholders, as the Trustee votes shares for which it receives timely and proper directions. The Trustee makes distributions of shares to participants in accordance with the plan terms and may sell shares from time to time to meet the plan’s cash needs. Participants are entitled to direct the Trustee whether to tender the shares allocated to their accounts in response to a tender offer. The Trustee may not tender any shares (including unallocated shares) for which it does not receive timely and proper directions.

Charles Schwab Bank, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned by the ESOP.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Upon distribution, the participants in the ESOP have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Company’s common stock that were allocated to their accounts in the ESOP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

CUSIP No. 800013104	Page 5 of 5 Pages

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018

SANDERSON FARMS, INC. AND AFFILIATES EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:	Charles Schwab Bank, Trustee

	By:	/s/ Clint Smith
Clint Smith
	Title:	Vice President